Exhibit 99.1

NOTICE OF TERMINATION OF ADR FACILITY

FOR CHINACACHE INTERNATIONAL HOLDINGS LTD.

To ALL holders AND BENEFICIAL OWNERS OF

CHINACACHE INTERNATIONAL HOLDINGS LTD. AMERICAN DEPOSITARY SHARES (“ADSs”).

DEPOSITARY:	CITIBANK, N.A.
COMPANY:	CHINACACHE INTERNATIONAL HOLDINGS LTD., a company incorporated under the laws of the Cayman Islands.
DEPOSITED SECURITIES:	Ordinary Shares of the Company (the “Shares”).
ADS CUSIP NO:	16950M107.
ADS TICKER:	CCIHY.
ADS(s) TO SHARE(s) RATIO:	Sixteen (16) Shares to one (1) ADS.
DEPOSIT AGREEMENT:	Deposit Agreement, dated as of September 30, 2010, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs issued thereunder.
CUSTODIAN OF DEPOSITED SECURITIES:	Citibank, N.A. - Hong Kong Branch.
TERMINATION DATE:	February 5, 2021

Citibank has notified the Company of its decision to resign as depositary for the ADR program and the Company has not appointed a successor depositary. As a result, the Company has instructed the Depositary to terminate the Deposit Agreement.

In accordance with the terms of Section 6.2 of the Deposit Agreement, Notice is hereby given that the Deposit Agreement will terminate as of the Termination Date. Holders are requested to arrange for the surrender of their ADSs and the withdrawal of Deposited Securities. IF YOU SURRENDER ADSs FOR DELIVERY OF THE UNDERLYING SHARES PRIOR TO FEBRUARY 5, 2021, ALL DEPOSITARY CANCELLATION FEES WILL BE WAIVED.

Please note that, as provided in Section 6.2 of the Deposit Agreement, if any ADSs shall remain outstanding after the Termination Date, the registrar of the ADSs thereafter shall discontinue the registration of transfers of the ADSs and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to the Deposited Securities, shall sell rights as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, subject to the conditions and restrictions set forth in Section 2.5 of the Deposit Agreement, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for ADSs surrendered to the Depositary.

PLEASE BE ADVISED THAT BECAUSE THERE IS NO LOCAL MARKET FOR THE COMPANY’S ORDINARY SHARES, THE DEPOSITARY WILL BE UNABLE TO SELL THE DEPOSITED SECURTIES AND DISTRIBUTE THE CASH TO THE HOLDERS OF ADSs. HOLDERS OF ADSs ARE STRONGLY ENCOURAGED TO PRESENT THEIR ADSs FOR CANCELLATION TO THE DEPOSITARY AND BECOME SHAREHOLDERS OF THE CORRESPONDING SHARES. IF HOLDERS OF ADSs DO NOT CANCEL THEIR ADSs, THEY WILL CONTINUE TO HOLD ADSs AND THE DEPOSITARY RESERVES THE RIGHT TO CHARGE SUCH HOLDERS ANY APPLICABLE DEPOSITARY FEES.

If you have any questions about the above termination, please call Citibank, N.A. at 1-800-308-7887.

Citibank, N.A., as Depositary

January 6, 2021